SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING


                                         Commission File Number 001-10219

(Check One):

[ X ]  Form 10-K and Form 10-KSB  [   ] Form 11-K

[   ]  Form 20-F  [   ]  Form 10-Q and Form 10-QSB  [   ] Form N-SAR

For Period Ended:  December 31, 2000

[   ]  Transition Report on Form 10-K

[   ]  Transition Report on Form 20-F

[   ]  Transition Report on Form 11-K

[   ]  Transition Report on Form 10-Q

[   ]  Transition Report on Form N-SAR

For the Transition Period Ended:
                                -------------------------------

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                                       --------------------

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                                   PART I
                           REGISTRANT INFORMATION


Full Name of Registrant:  Vulcan International Corporation

Former Name if Applicable:

Address of Principal Executive Office
                  (Street and Number):  200 Delaware Ave. Ste. 1704

City, State and Zip Code:  Wilmington, DE 19801

                                PART II
                        RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     [ X ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [ X ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     [   ] (c) The accountant's statement or other exhibit required by
Rule 12b-25(c) has been attached if applicable.


                               PART III
                               NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

     Vulcan International Corporation (the "Company") is unable to timely file its Annual Report on Form 10-K for the fiscal year ended December 31, 2000, but will be able to file such report on or before the fifteenth calendar day following the prescribed date for such filing.

     On March 1, 1990 the United States of America brought suit against the Company and others in the United States District Court for the District of Massachusetts claiming that the Company was a potentially responsible party with respect to the Re-Solve, Inc. Superfund Site in North Dartmouth, Massachusetts (the "Site"). Although the Company had engaged counsel to represent it in that action, executive management of the Company was first informed on March 28, 2001 that the Court had entered, pursuant to prior rulings on unopposed motions filed by the United States, a "Final Judgement" against the Company on September 22, 1999. The "Final
Judgment" awarded damages against the Company in favor of the United
States in the amount of $3,465,437.55 for unreimbursed past response costs incurred in connection with the Site, plus any additional past unreimbursed response costs, interest and certain future response costs the United States incurs at the Site. The Company is undertaking an investigation of this matter to determine any additional costs or liability that may be incurred and to determine the proper accounting.
It further intends to vigorously pursue all available legal remedies to set aside all orders and liens relating to the asserted liability and to defend itself against the underlying allegations.

                                   PART IV
                              OTHER INFORMATION


     (1) Name and telephone number of person to contact in regard to this notification


    Benjamin Gettler                      (513) 621-2850
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        (Name)                     (Area Code)(Telephone Number)


     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

     [ X ] Yes     [   ] No


     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

     [ X ] Yes     [   ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     It is anticipated that the Company will suffer a substantial loss from continuing operations for 1999 after taking into account the expenses associated with this matter. It is not expected that income from continuing operations for 2000 will show a significant change in results of operations from the historical pattern of the Company, excluding the loss experienced in 1999.


                     Vulcan International Corporation
                     --------------------------------
                (Name of Registrant as specified in charter)


Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date April 3, 2001           By /s/ Benjamin Gettler
                               ----------------------------
                               Benjamin Gettler, President